Exhibit 97.1 The First Bancorp, Inc. Clawback Policy

Introduction
The Compensation Committee (the “Compensation Committee”) of the Board of Directors (the “Board”) of The First Bancorp, Inc. (the “Company”) has adopted this policy (the “Policy”) which provides for the recoupment of certain executive compensation in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under the federal securities laws. This Policy is designed to comply with Section 10D of the Securities Exchange Act of 1934 (the “Exchange Act”). This policy is not intended to replace, supersede, modify or amend any other clawback or similar policies the Company may have in place from time to time.
Administration
This Policy shall be administered by the Compensation Committee (or by the Board as described herein). Any determinations made by the Compensation Committee (or the Board) with respect to the Policy shall be final and binding on all affected individuals.
Covered Executives
This Policy applies to the Company’s current and former executive officers, as determined by the Board in accordance with Section 10D of the Exchange Act and the listing standards of the national securities exchange on which the Company’s securities are listed, and such other senior executives who may from time to time be deemed subject to the Policy by the Compensation Committee or the Board (each a “Covered Executive” and collectively the “Covered Executives”).
Recoupment; Accounting Restatement
In the event the Company is required to prepare an accounting restatement of its financial statements due to the Company’s material noncompliance with any financial reporting requirement under the securities laws, the Compensation Committee or the Board will require reimbursement or forfeiture of any excess Incentive Compensation, as defined below, received by any Covered Executive during the three completed fiscal years immediately preceding the earliest date on which the Company is required to prepare an accounting restatement, whether by an action of the Board or a court, regulator or some other legally authorized body (the “Recoupment Period”).
For these purposes, Incentive Compensation shall be deemed to be received by a Covered Executive in the Company’s fiscal year during which the Financial Reporting Measure (as defined below) specified in the incentive-based compensation award is attained, even if the payment or grant of the Incentive Compensation occurs after the end of that fiscal year.
Incentive Compensation
For purposes of this Policy, “Incentive Compensation” means any compensation is granted, earned, or vested based wholly or in part on the attainment of a Financial Reporting Measure, including:
•Annual bonuses and other short- and long-term cash incentives.
•Stock options.
•Stock appreciation rights.
•Restricted stock.
•Restricted stock units.

•Performance shares.
•Performance units.

“Financial Reporting Measures” means measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures. Stock price and total shareholder return are also financial reporting measures. A Financial Reporting Measure need not be presented within the financial statements or included in a filing with the Securities and Exchange Commission.
Excess Incentive Compensation: Amount Subject to Recovery
The amount to be recovered will be the excess of the Incentive Compensation paid to the Covered Executive based on the erroneous data over the Incentive Compensation that would have been paid to the Covered Executive had it been based on the restated results, as determined by the Compensation Committee or the Board, and must be computed without regard to taxes paid.
If the Compensation Committee or the Board cannot determine the amount of excess Incentive Compensation received by the Covered Executive directly from the information in the accounting restatement, then it will make its determination based on a reasonable estimate of the effect of the accounting restatement. The Board shall document and the Company shall retain documentation of the determination of such reasonable estimate and provide such documentation to the exchange on which the Company's securities are listed.
Method of Recoupment
The Compensation Committee or the Board will determine, in its sole discretion, the method for recouping Incentive Compensation hereunder reasonably promptly, which method may include, without limitation:
(a) requiring reimbursement of cash Incentive Compensation previously paid;
(b) seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards;
(c) offsetting the recouped amount from any compensation otherwise owed by the Company to the Covered Executive;
(d)) cancelling outstanding vested or unvested equity awards; and/or
(e) taking any other remedial and recovery action permitted by law, as determined by the Compensation Committee or the Board.
No Indemnification
The Company shall not indemnify any Covered Executives against the loss of any incorrectly awarded Incentive Compensation.
Interpretation
The Compensation Committee is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. It is intended that this Policy be interpreted in a manner that is consistent with the requirements of Section 10D of the Exchange Act and any applicable rules or standards adopted by the Securities and Exchange Commission or any national securities exchange on which the Company’s securities are listed.

Effective Date
Notwithstanding the Recoupment Period, this Policy shall be effective as of October 2, 2023 (the “Effective Date”) and shall apply to Incentive Compensation that is approved, awarded or granted to Covered Executives on or after the Effective Date.
Amendment; Termination
The Compensation Committee may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary to reflect final regulations adopted by the Securities and Exchange Commission under Section 10D of the Exchange Act and to comply with any rules or standards adopted by a national securities exchange on which the Company’s securities are listed. The Compensation Committee or the Board may terminate this Policy at any time.
Other Recoupment Rights
The Compensation Committee intends that this Policy will be applied to the fullest extent of the law. The Compensation Committee may require that any employment agreement, equity award agreement, or similar agreement entered into on or after the Effective Date shall, as a condition to the grant of any benefit thereunder, require a Covered Executive to agree to abide by the terms of this Policy. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company.
Impracticability
The Compensation Committee or the Board shall recover any excess Incentive Compensation in accordance with this Policy unless such recovery would be impracticable, as determined by the Compensation Committee or the Board in accordance with Rule 10D-1 of the Exchange Act and the listing standards of the national securities exchange on which the Company’s securities are listed.
Successors
This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.

Originally adopted by the Compensation Committee on July 27, 2023
Reviewed, July 2, 2024.
3